Mail Stop 4561

August 13, 2007

Shirlene Lopez
President
Del Taco Restaurant Properties II
25521 Commercentere Drive
Lake Forest, California 92630

> **Re:** **Del Taco Restaurant Properties II**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 23, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2007**
> **Filed May 14, 2007**
> **File No. 000-16190**

Dear Ms. Lopez:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief